82-1711

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and se[redacted]y-back)

Information and do [illegible] *'s property and may be made public.*

04010108

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Fosters Brewing Group

SUPPL

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day** 12-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,441,658	2,206,715
4	Total consideration paid or payable for the shares	$110,642,376	$9,939,706

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.53 lowest price paid: $4.50 highest price allowed under rule 7.33: $4.77

dlw 2/26

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,038,210

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

13 January, 2004

Beringer Blass Announces New Global Trade Structure

Foster's Group Limited (Foster's) today announced a number of senior management changes to its Beringer Blass Wine Estates (BBWE) global wine trade business. The changes will take effect immediately.

Mr Jamie Odell, currently Managing Director Trade Asia Pacific, has been appointed to the newly created role of Chief Operating Officer, Global Trade, reporting to Mr Walt Klenz, Managing Director, BBWE.

As Chief Operating Officer, Mr Odell, will assume management responsibility for BBWE's global wine trade operations in North America, Europe and Asia Pacific, with each of the three regional trade leaders reporting to Mr Odell. In his new role, Mr Odell will also assume management responsibility for global supply chain management and will continue to oversee management of BBWE's wine services division.

Mr Odell brings to the role more than 24 years experience in the beverage sector in Australia, Asia and the United Kingdom. Prior to joining BBWE in 2000, Mr Odell was Managing Director of URM Brands for Allied Domecq in the UK, before being appointed as Regional Vice President (Asia Pacific) Allied Domecq Duty Free, responsible for sales through travel related channels in Asia and Australasia. Since joining BBWE, Mr Odell has progressed from his appointment as Vice President, International Business Development to Managing Director, Mildara Blass Trade Australia and Managing Director, Trade Asia Pacific to his recent appointment as Chief Operating Officer, Global Trade.

In the North American wine trade business, **Mr Dan Leese**, currently Chief Operating Officer, Trade Americas, has been appointed to the newly created role of Managing Director, Trade Americas. As a result of this change, Mr Jim Watkins, formerly President, Americas, will be leaving the company to pursue other opportunities.

Mr Leese has extensive experience in the North American alcoholic beverage sector. He began his career in 1979 with Coors Brewing Company and spent six years with the Stroh Brewing Company before moving to Brown-Forman in 1987, where he progressed to the position of Managing Director of Brown-Forman's US Wine Business. Mr Leese joined BBWE in 2001 as General Manager, Premium Wine Division and was promoted to Chief Operating Officer of Trade Americas in January, 2003. Mr Leese' 25 years experience across the brewing and wine sectors, positions him well for the role of Managing Director, Trade Americas.

Mr John Philips will continue in his role as Managing Director, Europe, Middle East and Africa, reporting to Mr Odell.

Mr Randolph Bowen has been appointed to the newly created role of Vice President, Global Supply Chain, reporting to Mr Odell. Mr Bowen will be responsible for driving supply chain cost efficiencies across all regions. He will also assume management responsibly for BBWE's wine services division, which will continue to be headed by Mr Rueben Summerell.

An executive search has commenced to fill the now vacant position of Managing Director, Asia Pacific.

The new wine trade leadership team builds on BBWE's strategy to establish strong geographic bases from which to drive the wine trade business throughout the world. The creation of a global trade leadership role adds to this model, providing a dedicated global management focus to facilitate global brand building and to deliver continued supply chain efficiencies and enhancements on returns on capital employed.

Commenting on the management changes, Mr Walt Klenz, Managing Director of Beringer Blass Wine Estates said, "Jamie has established a very successful business model for Trade Asia Pacific. His expertise in global brand building has delivered high margin premium wine market growth and significant improvements in capital employed in the Asia Pacific region, which prepares him well for his appointment as Chief Operating Officer, Global Trade."

"In North America, we wish Jim Watkins well for the future and welcome Dan Leese to his new role as Managing Director, Trade Americas. Dan has a strong track record in the beverage sector in North America and is highly regarded in the industry.

"Going forward, key priorities for the North American management team are to maintain sales growth while focussing on extracting maximum value from the supply chain, production and operations," Mr Klenz said.

Mark Emerson, Executive Director of Global Wine Clubs, will continue to report directly to Mr. Klenz, as will Andrew Leyden, who was recently appointed as BBWE's Global Finance Director.

***

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0418 202 375

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day** 9-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,441,658	3,000,000
4	Total consideration paid or payable for the shares	96,895,833	13,746,543

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.61 lowest price paid: $4.56 highest price allowed under rule 7.33: $4.76

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,244,925

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 8-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,822,965	618,693
4	Total consideration paid or payable for the shares	94,067,219	2,828,614

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.58 lowest price paid: $4.55 highest price allowed under rule 7.33: $4.74

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	16,244,925

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 7-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,604,917	1,218,048
4	Total consideration paid or payable for the shares	88,528,781	5,538,438

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.55 lowest price paid: $4.53 highest price allowed under rule 7.33: $4.72

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	16,863,618

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 6-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	18,360,283	1,244,634
4	Total consideration paid or payable for the shares	$82,898,938	$5,629,843

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.53 lowest price paid: $4.50 highest price allowed under rule 7.33: $4.74

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	18,081,666

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 7-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

820-3120

DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

DSM

03E

11 February 2004

Better-than-expected recovery of Q4 operating profit compared with Q3. 2003 operating profit EUR 294 million, down 23% from 2002 (ongoing activities)

- *Integration and transformation of DSM Nutritional Products fully on schedule, immediate contribution to earnings per share.*
- *Q4 operating profit EUR 92 million.*
- *Profit on ordinary activities after taxation for 2003: EUR 219 million (-37%); fourth quarter EUR 60 million (-19%).*
- *Autonomous volume growth of 2% in 2003 compared with 2002.*
- *Dividend unchanged: EUR 1.75 per ordinary share.*

fourth quarter 2003	fourth quarter 2002	+/-	*EUR million*	year 2003	year 2002	+/-
			Ongoing activities:			
1,910	**1,454**	**+31%**	**Net sales**	**6,050**	**5,636**	**+7%**
233	193	+21%	Operating profit plus depreciation & amortization (EBITDA)	723	767	-6%
98	**102**	**-4%**	**Operating profit before amortization of goodwill (EBITA)**	**319**	**410**	**-22%**
39	60	-35%	- Life Science Products	164	232	-29%
30	-		DSM Nutritional Products	30	-	
16	23	-30%	- Performance Materials	90	113	-20%
15	31	-52%	- Industrial Chemicals	60	77	-22%
-2	-12		- Other activities	-25	-12	
92	**96**	**-4%**	**Operating profit (EBIT)**	**294**	**383**	**-23%**
			Discontinued activities (DSM Petrochemicals):			
-	-		Net sales	-	1,029	
-	-		Operating profit plus depreciation & amortization (EBITDA)	-	125	
-	-		Operating profit (EBIT)	-	67	
			Total DSM:			
1,910	1,454		Net sales	6,050	6,665	
92	96		Operating profit (EBIT)	294	450	
60	74		Profit on ordinary activities after taxation	219	349	
8	-		Extraordinary profit after taxation	-94	840	
76	73		Net profit	139	1,188	
			Per ordinary share in EUR:			
0.57	0.70		- profit on ordinary activities after taxation	2.08	3.38	
0.73	0.69		- net earnings	1.24	12.08	
95.8	96.6		Average number of ordinary shares (x million)	94.7	96.5	

DSM

Better-than-expected recovery of Q4 operating profit compared with Q3.
2003 operating profit EUR 294 million, down 23% from 2002 (ongoing activities)

For the ***full year 2003*** DSM's operating profit was EUR 294 million, 23% lower than in 2002 for ongoing activities. This decrease was due in particular to lower margins resulting from on average higher raw material costs. DSM's profit on ordinary activities after taxation was EUR 219 million, down 37% from 2002 (EUR 349 million). Net profit was EUR 139 million, against EUR 1,188 million in 2002. The net profit for 2003 included extraordinary items which on balance amount to an extraordinary charge of EUR 94 million, mainly for restructuring measures, reorganizations and impairments, whereas the 2002 figure had included an extraordinary gain of on balance EUR 840 million, due mainly to the sale of DSM Petrochemicals.

For the ***fourth quarter of 2003*** DSM posted an operating profit of EUR 92 million, which is 4% lower than in Q4 2002. The Q4 2003 profit on ordinary activities after taxation was EUR 60 million, down 19% from the fourth quarter of 2002. Net profit was EUR 76 million, compared with EUR 73 million in the fourth quarter of 2002. Net profit for the fourth quarter included extraordinary gains amounting to EUR 8 million net. This is the balance of a non-recurring tax gain and a provision for restructuring measures in the Industrial Chemicals cluster and at DSM Industrial Services.

Commenting on the results, DSM Managing Board chairman Peter Elverding said:
"The fourth quarter produced a better result than we had previously expected, despite the steady weakening of the US dollar throughout the quarter. I am particularly pleased with the fact that the integration of DSM Nutritional Products got off to a good start and that the expected immediate contribution to earnings per share materialized. The year as a whole was unsatisfactory in terms of our financial results. We are carrying out a large number of actions to achieve lasting improvements.
For 2004 the short-term picture is that the weak dollar will be very disadvantageous for us. In addition, some businesses are being confronted with lower margins.
If the global economy truly resumes its long-awaited growth and the average dollar exchange rate is the same as last year, the outlook will be clearly positive."

Dividend
The dividend on ordinary shares proposed for the year 2003 amounts to EUR 1.75 per ordinary share, the same as in 2002. An interim dividend of EUR 0.58 per share having been paid in August 2003, the final dividend will amount to EUR 1.17 per ordinary share. The dividend will be paid out in cash.

Net sales (ongoing activities)

fourth quarter 2003	fourth quarter 2002	*EUR million*	year 2003	year 2002
504	574	Life Science Products	1,963	2,168
496	-	DSM Nutritional Products	496	-
449	423	Performance Materials	1,774	1,767
353	352	Industrial Chemicals	1,416	1,268
108	105	Other activities	401	433
1,910	1,454	**Total**	6,050	5,636

At EUR 6.1 billion, sales for the **full year 2003** were 7% higher than in 2002. Autonomous volume growth amounted to 2%. Selling prices were up 1% on average. Acquisitions, consolidations and divestments resulted in a 10% increase in sales, and lower exchange rates, in particular for the US dollar, had an effect of -6%.

At EUR 1.9 billion, net sales in the **fourth quarter of 2003** were 31% higher than in the corresponding quarter of 2002 due to the acquisition of Roche Vitamins & Fine Chemicals. Autonomous volume growth amounted to 3%. Selling prices were down 2% on average. Acquisitions, consolidations and divestments resulted in a 36% increase in sales, while lower exchange rates, in particular for the US dollar, had an effect of -6%.

Business review

Life Science Products cluster

fourth quarter 2003	fourth quarter 2002	*EUR million*	year 2003	year 2002
519	596	Net sales including intra-group supplies	2,022	2,240
76	98	Operating profit plus depreciation and amortization	320	382
39	60	Operating profit	164	232

The Life Science Products cluster's sales and operating profit strongly declined in 2003 compared with 2002. The main causes were very weak market conditions for pharmaceutical ingredients at DSM Pharmaceutical Products and the strong decline of the US dollar.

Sales and operating profit for the fourth quarter also showed a substantial decrease compared with Q4 2002. The effects of the measures initiated by DSM Pharmaceutical Products to further reduce costs and improve the balance between demand and capacity supply will be visible in the course of 2004.

DSM Nutritional Products

fourth quarter 2003	fourth quarter 2002	EUR million	year 2003	year 2002
496	-	Net sales including intra-group supplies	496	-
72	-	Operating profit plus depreciation and amortization	72	-
30	-	Operating profit	30	-

DSM Nutritional Products' sales and operating profit were higher than expected. With its operating profit of EUR 30 million, this new business immediately contributed to earnings per share. Although sales were satisfactory, the profits of DSM Nutritional Products were negatively influenced by the weak dollar and one-off cost items.

Performance Materials cluster

fourth quarter 2003	fourth quarter 2002	EUR million	year 2003	year 2002
451	421	Net sales including intra-group supplies	1,777	1,795
41	45	Operating profit plus depreciation and amortization	178	197
16	23	Operating profit	90	113

The cluster's sales and operating profit decreased as a result of the strong decline in the dollar exchange rate and weak market conditions for elastomers. The other activities in the cluster on balance posted a higher operating profit.

In spite of the further weakening of the dollar, sales in the fourth quarter were higher than in the corresponding period in 2002. However, operating profit decreased as elastomer margins remained under pressure. Higher results were posted by engineering plastics, glass fibre coatings and resins in particular.

Industrial Chemicals cluster

fourth quarter 2003	fourth quarter 2002	EUR million	year 2003	year 2002
380	378	Net sales including intra-group supplies	1,534	1,389
37	51	Operating profit plus depreciation and amortization	141	158
15	31	Operating profit	60	77

Sales of this cluster increased, due in particular to the consolidation of DSM Nanjing Chemical Co., Ltd. (China) and high sales volumes at DSM Agro. Nevertheless, the operating profit decreased on account of the weak dollar and high caprolactam raw material prices.

Sales were virtually unchanged from the fourth quarter of 2002 on balance; the increase in sales resulting from the consolidation of DSM Nanjing Chemical Co., Ltd. was offset by the effects of the weak dollar. Operating profit was halved due to the continuing pressure on margins for caprolactam and lower selling prices for melamine.

Other activities

fourth quarter 2003	fourth quarter 2002	*EUR million*	year 2003	year 2002
108	105	Net sales including intra-group supplies	401	437
7	-1	Operating profit plus depreciation and amortization	12	30
-2	-12	Operating profit	-25	-12

Net sales decreased because ASP production was discontinued at the end of May. The strongly negative result of the captive insurance company depressed the operating profit.

Net profit
Net profit decreased from EUR 1,188 million in 2002 to EUR 139 million in 2003, mainly because of the lower extraordinary profit. Expressed per ordinary share, net profit decreased from EUR 12.08 in 2002 to EUR 1.24 in 2003.

Financial expense amounted to EUR 31 million in 2003, against EUR 14 million in 2002. This increase is attributable mainly to the acquisition of DSM Nutritional Products.

The *effective tax rate* was 19% (the same as in 2002).

The *Result of non-consolidated companies* increased from EUR -3 million in 2002 to EUR 5 million in 2003, mainly because of the higher result recorded by Methanor.

The *Profit on ordinary activities after taxation* decreased by EUR 130 million and amounted to EUR 219 million, the decrease being due mainly to the lower operating profit.

The *Extraordinary profit after taxation* for the full year 2003 amounted to EUR -94 million (2002: a profit of EUR 840 million). The extraordinary charges related to restructuring measures and reorganizations in the Life Science Products cluster, at DSM Elastomers, in the Industrial Chemicals cluster and at DSM Industrial Services.

In the fourth quarter DSM posted an extraordinary gain of EUR 8 million. This is the balance of a non-recurring tax gain of EUR 41 million and a provision of EUR 33 million net for restructuring measures in the Industrial Chemicals cluster and at DSM Industrial Services.

Minority interests stood at EUR 14 million (2002: EUR -1 million), which related to our activities in North America and China.

Cash flow, capital expenditure and financing
Cash flow (net profit plus depreciation and amortization) for 2003 as a whole amounted to EUR 568 million, which is 65% less than in 2002. The decrease was due in particular to a lower extraordinary profit. Capital expenditure on tangible and intangible fixed assets for ongoing activities amounted to EUR 433 million in 2003 (2002: EUR 463 million) and capital expenditure on acquisitions amounted to EUR 1,561 million (2002: EUR 33 million).

Cash flow in the fourth quarter amounted to EUR 217 million. Capital expenditure (incl. acquisitions) on ongoing activities stood at EUR 178 million, EUR 2 million lower than in the fourth quarter of 2002.

Balance sheet
Compared with the situation at 31 December 2002 the balance sheet at year-end 2003 strongly reflects the acquisition of Roche Vitamins & Fine Chemicals, now DSM Nutritional Products. The cash surplus of EUR 1,038 million changed into a net debt of EUR 671 million.

Workforce
The workforce increased by 7,736 from 18,375 at year-end 2002 to 26,111 at the end of 2003. Acquisitions and consolidations were responsible for an increase of 8,615 (7,510 due to the acquisition of Roche Vitamins & Fine Chemicals and 989 due to the consolidation of DSM Nanjing Chemical Co., Ltd. in China) while restructuring operations and attrition resulted in an autonomous decrease of 879.

Outlook
There seem to be no signs as yet of an improvement in market conditions for a number of important DSM products in the short term. In particular, prices and margins for anti-infectives, caprolactam and melamine are currently under pressure. In line with previous expectations, margins for elastomers and pharma products continue to be under pressure too in the first half of 2004.

Based on the current euro/dollar exchange rate, DSM expects its operating profit for the first quarter of 2004 to be below the level of Q4 2003. The operating profit of Life Science Products is currently expected to be well below the Q4 2003 level, mainly as a result of decreased prices at DSM Anti-Infectives and the impact of the low dollar exchange rate.

In view of the good progress made in the process of integration and transformation of DSM Nutritional Products, DSM maintains the forecast, made in October 2003, that the operating profit of this business for 2004 as a whole will be at least EUR 150 million, despite the further weakening of the dollar relative to the Swiss franc.

In 2004 DSM expects to see the first results of the restructuring measures it has initiated. These measures will lead to personnel reductions. DSM expects capital expenditure on fixed assets in 2004 to remain below the level of depreciation and amortization.

If the positive growth prospects for the world economy materialize and the average US dollar exchange rate in 2004 turns out to be at the same level as in 2003, the outlook for DSM will be clearly positive, particularly in the second half of 2004. However, it is still too early to anticipate this by making a statement about the development of the results for 2004 as a whole.

Heerlen, 11 February 2004

The Managing Board of Directors

Important dates:

Annual General Meeting:	Wednesday, 31 March 2004
Publication of first-quarter results:	Wednesday, 28 April 2004
Publication of second-quarter results:	Tuesday, 27 July 2004
Publication of third-quarter results:	Wednesday, 27 October 2004
Annual report 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday 7 April 2005

For more information
DSM, Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM

Consolidated statement of income

fourth quarter 2003	fourth quarter 2002	EUR million	year 2003	year 2002
1,910	1,454	net sales	6,050	6,665
233	193	operating profit plus depreciation and amortization (EBITDA)	723	892
98	102	operating profit before amortization of goodwill (EBITA)	319	477
-6	-6	amortization of goodwill	-25	-27
92	96	operating profit (EBIT)	294	450
-22	4	balance of financial income and expense	-31	-14
70	100	profit on ordinary activities before taxation	263	436
-10	-23	taxes on profit on ordinary activities	-49	-84
0	-3	profit from non-consolidated companies	5	-3
60	74	profit on ordinary activities after taxation	219	349
8	-	extraordinary profit or loss after taxation	-94	840
68	74	group profit after taxation	125	1,189
8	-1	minority interests' share	14	-1
76	73	net profit	139	1,188
76	73	net profit	139	1,188
-5	-5	dividend on cumulative preference shares	-22	-22
71	68	net profit available to holders of ordinary shares	117	1,166
217	170	cash flow	568	1,630
141	97	depreciation and amortization, ongoing activities	429	384
-	-	depreciation and amortization, discontinued activities	-	58
178	176	capital expenditure (including acquisitions), ongoing activities	1,994	496
-	-	capital expenditure, discontinued activities	-	40
		per ordinary share in EUR*:		
0.57	0.70	- profit on ordinary activities after taxation	2.08	3.38
0.73	0.69	- net earnings	1.24	12.08
2.20	1.70	- cash flow	5.76	16.67
95.8	96.6	average number of ordinary shares (x million)	94.7	96.5
95.8	96.6	number of ordinary shares, end of period (x million)	95.8	96.6
		workforce	26,111	18,375
		of which in the Netherlands	7,996	8,302

* After deduction of dividend on cumulative preference shares.

DSM

Consolidated balance sheet

EUR million	year-end 2003		year-end 2002	
fixed assets				
intangible fixed assets	405		462	
tangible fixed assets	4,188		2,885	
financial fixed assets	371		292	
		4,964		3,639
current assets				
inventories	1,474		944	
receivables	1,746		1,439	
cash / marketable securities	1,216		2,974	
		4,436		5,357
Total		9,400		8,996

EUR million	year-end 2003		year-end 2002	
group equity				
shareholders' equity	4,918		5,142	
minority interests' share	43		44	
		4,961		5,186
provisions		901		682
long-term liabilities		1,505		1,337
current liabilities				
- interest-bearing	382		599	
- non-interest-bearing	1,651		1,192	
		2,033		1,791
Total		9,400		8,996

	year-end 2003	year-end 2002
capital employed	6,162	4,538
group equity / total assets	0.53	0.58
net debt	671	-1,038
net debt / group equity plus net debt	0.12	-0.25

DSM Press Release

DSM

Statement of cash flows

EUR million	2003	year 2003	2002	year 2002
Cash at beginning of period		2,974		1,148
Operating activities:				
- net profit plus amortization and depreciation	568		1,630	
- change in working capital	111		10	
- other changes	-88		-982	
	---------		---------	
Cash flow provided by operating activities		591		658
Investing activities:				
- capital expenditure	-1,902		-536	
- divestments	17		2,037	
- other changes	-4		-53	
	---------		---------	
Net cash used in investing activities		-1,889		1,448
Net cash used in financing activities (including dividend)		-571		-280
Effects of changes in consolidation and exchange differences		111		-
		---------		---------
Cash at end of period		1,216		2,974

Statement of changes in Shareholders' equity

EUR million	year 2003	year 2002
Shareholders' equity at beginning of period	5,142	4,239
Changes:		
- net profit	139	1,188
- dividend	-187	-191
- exchange differences	-155	-108
- repurchased shares	-112	-3
- repurchased shares used in acquisition of DSM Nutritional Products	92	-
- other	-1	17
	---------	---------
Shareholders' equity at end of period	4,918	5,142